EXHIBIT 12.1

						For the three months
	Year ended December 31,					ended March 31,
	2004	2005	2006	2007	2008	2008	2009
	(millions of euro)
Earnings:
Profit before tax from continuing operations	4,692	6,607	6,764	10,684	10,915	2,331	2,464
Share of (profit) loss of associates	50	128	(76)	(140)	161	1	(5)
Dividends from joint ventures and associates	14	36	43	218	65	1	48
Fixed charges (see below)	2,624	2,429	3,881	3,554	3,648	889	810
Capitalized interest net of amortization	—	(5)	(1)	3	3	1	1

Earnings	7,380	9,195	10,611	14,319	14,792	3,223	3,318

Fixed charges:

Finance costs, including amortization of debt expense and similar charges	2,622	2,420	3,877	3,554	3,648	889	810
Capitalized interest	2	9	4	—	—	—	—

Total fixed charges	2,624	2,429	3,881	3,554	3,648	889	810

Ratio of earnings to fixed charges	2.8	3.8	2.7	4.0	4.1	3.6	4.1
For the purpose of calculating ratios of earnings to fixed charges, earnings consist of profit before tax from continuing operations, plus share of profit or loss of associates, dividends from joint ventures and associates, fixed charges and capitalized interest net of amortization. Fixed charges consist of finance costs, including amortization of debt expense and similar charges, and capitalized interest.